Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Unitholders of Sanchez Production Partners LP and the Board of Directors of Sanchez Production Partners GP LLC:

We consent to the incorporation by reference in the registration statements on Form S-8 dated April 15, 2016 of Sanchez Production Partners LP (formerly Sanchez Production Partners LLC) of our report dated March 30, 2016, with respect to the consolidated balance sheets of Sanchez Production Partners LP as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in members’ equity/partners’ capital, and cash flows for years then ended, which report appears in the December 31, 2015 Annual Report on Form 10-K of Sanchez Production Partners LP.

/s/ KPMG LLP

Houston, Texas
April 15, 2016